

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

<u>Via E-Mail</u>

Mr. Charif Souki
Chief Executive Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 001-33366**

Dear Mr. Souki:

We have reviewed your response dated May 4, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page 51

1. We note your response to comment two in our letter dated April 22, 2011 regarding the application of the two class method to earnings per unit calculations. Please clarify for us and in your disclosures if the common and the subordinated units participate equally in distribution amounts when applying the two class method. With a view to enhance transparency, please disclose if you allocate earnings or losses to IDR holders for the purpose of the two class method EPU calculations for each period presented in future filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief